04005604

ACT ICA
SECTION 7(a)
RULE
PUBLIC AVAILABILITY 1-13-4

January 13, 2004
Our Ref. No. 20037181012
First Data Corporation
File No. 333-105432

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated January 13, 2004 requests our assurance that we would not recommend enforcement action to the Commission under Section 7 of the Investment Company Act of 1940 (the "1940 Act") against First Data Corporation ("First Data"), under the circumstances described in your letter, if it were to fail the 40 percent test (as defined below) as a result of the segregated portfolio (as defined below).

BACKGROUND

You represent that First Data, a Delaware corporation, is a leading nonbank provider of payment services and operates in four business segments: payment services, merchant services, card issuing services and emerging payments. First Data's payment services business provides services to consumers and commercial entities primarily through two wholly owned subsidiaries, one of which is Integrated Payment Systems Inc. ("IPS"). You represent that IPS is primarily engaged in the business of issuing and selling "official checks" through a network of third party banks.[1]

Generally, when a bank customer buys an official check from a third-party bank, the customer gives the bank the face amount of the check desired. In return, the bank, as IPS' agent, issues an official check to the customer for the specified amount. The bank then forwards the proceeds received from the customer to IPS. Pending presentation of the check to an IPS clearing bank, IPS is required by state law to maintain those proceeds and invest them exclusively in certain types of high quality marketable investments, which IPS does in a segregated portfolio.[2]

1 IPS also provides money order services.

2 For purposes of this letter, the term "segregated portfolio" includes only the proceeds from official checks or money orders issued by IPS and does not include, among other things, the return on investment of such proceeds or the "cushion." For purposes of this letter, the term "cushion" refers to the liquid assets that IPS maintains to support its legal obligation to provide additional assets to the segregated portfolio in the event that the portfolio's assets are not sufficient to satisfy official checks when presented. For example, IPS has had to provide additional assets to the segregated portfolio in situations in which it did not receive the proceeds of official checks from third-party banks as promptly as usual, such as when holiday weekends extended the remittance period.

You state that IPS and the segregated portfolio are subject to comprehensive state regulation that is designed to protect the interests of bank customers who use official checks. IPS' official check business is comprehensively regulated by forty-seven states and other jurisdictions, typically by state banking regulators. IPS must comply with all of those requirements because IPS engages in business nationwide. IPS conforms all of its official check activities to the requirements of the most restrictive state laws.[3]

You represent that state laws typically impose the following requirements, among others, on IPS and the segregated portfolio.

- Licensing: Substantially all jurisdictions that license sellers of payment instruments require IPS as a licensee to reapply for or renew its license annually. In reviewing IPS' license applications, state regulators evaluate IPS principally on its financial stability and management, focusing on IPS' financial responsibility, financial conditions, business experience, character and general fitness. Because state regulators may investigate the qualifications, character, and fitness of IPS' officers and directors, IPS conducts criminal background checks on all of its employees.

- Bonding: IPS is required to maintain surety bonds to protect official check purchasers. IPS currently maintains surety bonds in an aggregate amount of over $33 million to meet these state requirements.

- Capital: Some states require IPS to have, in addition to a surety bond, a net worth equivalent to $100,000.

- Permissible investments: To ensure that IPS has a 100% reserve against its official check obligations, states require IPS to maintain an amount equal to at least 100% of the face amount of official checks outstanding and unpaid and invest this amount exclusively in certain permissible investments, which IPS does using the segregated portfolio. State laws generally treat the assets in the segregated portfolio as money held for others pending presentment of official checks and view IPS as acting in a fiduciary capacity in safeguarding the monies belonging to third parties and entrusted to it.

- Protection from creditors: Although the segregated portfolio is not organized as a trust, some states impose a statutory trust on its assets for the benefit of the official check holders. Additionally, if IPS appears to be operating in an unsafe and unsound manner, state regulators are empowered to take corrective action, including removing officers and taking possession of the assets in the segregated portfolio (such as through the use of a receiver).

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[3] You represent that the states do not distinguish, for regulatory purposes, between sellers of money orders and sellers of official checks.

Furthermore, IPS is a bankruptcy remote subsidiary. As a bankruptcy remote subsidiary, IPS' operations have been carefully structured to minimize the risk that the assets of IPS (and the segregated portfolio) would be consolidated with those of First Data or any of its affiliates in the event of bankruptcy of any of these entities.

- Periodic examinations: Certain state regulators conduct periodic on-site and off-site examinations. Currently, ten states regularly conduct on-site inspections of IPS for compliance with their financial stability, permissible investment, and other applicable laws and regulations.

You state that, if IPS is an investment company or a 3(c)(1) Fund or 3(c)(7) Fund (each as defined below), First Data's ownership interest in IPS might be deemed "investment securities" for purposes of determining First Data's status as an investment company under section 3(a)(1)(C) of the 1940 Act.

ANALYSIS

Section 7(a) of the 1940 Act prohibits an investment company organized or otherwise created under the laws of the United States or of a state and having a board of directors from, among other things, offering or selling any security (or engaging in certain other activities) by use of the mails or any means or instrumentality of interstate commerce unless the company is registered under the 1940 Act. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis (the "40 percent test"). Section 3(a)(2) of the 1940 Act defines investment securities as all securities except, in relevant part, securities issued by majority-owned subsidiaries of the owner, which (1) are not investment companies, and (2) are not relying on the exceptions from the definition of investment company in sections 3(c)(1) or 3(c)(7) of the 1940 Act.[4]

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[4] Section 3(c)(1) of the 1940 Act excepts from the definition of investment company any issuer whose outstanding securities are beneficially owned by not more than one hundred persons and that is not making and does not presently propose to make a public offering of its securities (a "3(c)(1) Fund").

Section 3(c)(7) of the 1940 Act excepts from the definition of investment company any issuer whose outstanding securities are owned exclusively by persons who, at the time of acquisition of such securities, are qualified purchasers (as defined in section 2(a)(51) of the 1940 Act) and that is not making, and does not propose to make, a public offering of its securities (a "3(c)(7) Fund").

To determine whether it is an investment company as defined in section 3(a)(1)(C), First Data must calculate the percentage of its total assets that are investment securities as defined in section 3(a)(2), which includes securities issued by a wholly owned subsidiary that is an investment company or a 3(c)(1) Fund or a 3(c)(7) Fund. Accordingly, First Data must determine whether the securities that were issued to First Data by IPS ("holdings in IPS"), its wholly owned subsidiary, are investment securities as defined in section 3(a)(2). IPS appears to be an investment company under section 3(a)(1)(C) and, therefore, First Data's holdings in IPS would appear to be investment securities. In particular, IPS owns, through the segregated portfolio, investment securities having a value exceeding 40 percent of its total assets (exclusive of government securities and cash items).[5] Consequently, First Data could fail the 40 percent test as a result of the segregated portfolio.[6]

You essentially contend, however, that First Data should not be required to evaluate its holdings in IPS by including the segregated portfolio because doing so would not accurately reflect the nature of IPS' business or the unique characteristics of the segregated portfolio. You assert that IPS is engaged in the official check business. You further represent that IPS' entire segregated portfolio and its official check business are subject to comprehensive state regulation that is designed to protect the interests of bank customers who use official checks. You state that the segregated portfolio represents payments from others for official checks that the segregated portfolio holds in permissible investments pending payment, rather than assets that IPS "owns" or is free to use or dispose of as it wishes.[7] You also contend that First Data's public shareholders benefit, at least indirectly, from the focus of the states' regulation on ensuring that the segregated portfolio can meet IPS' obligations on outstanding official checks.

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 7(a) of the 1940 Act against First Data if it were to fail the 40 percent test as a result of including the segregated portfolio in its calculations under section 3(a)(1)(C). In particular, First Data may determine the amount of its total assets, for purposes of section 3(a)(1)(C), by valuing its holdings in IPS without regard to the segregated portfolio. In addition, First Data may determine whether its holdings in IPS should be

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[5] In addition, IPS may be a 3(c)(1) Fund or a 3(c)(7) Fund to the extent that more than 40 percent of its total assets are investment securities due to the segregated portfolio.

[6] You do not ask, and we express no view regarding, whether First Data fails the 40 percent test as a result of the segregated portfolio.

[7] You contend that IPS and the segregated portfolio are structured in a manner that is designed to protect the segregated portfolio from IPS' creditors. You represent that some states impose a statutory trust on the assets of the segregated portfolio for the benefit of official check holders although the segregated portfolio is not organized as a trust.

characterized as investment securities, for purposes of section 3(a)(1)(C), on the basis of IPS' assets other than the segregated portfolio. This letter expresses the Division's position on enforcement action only and does not purport to express any legal conclusion on the issues presented.[8] Any different facts or representations may require a different conclusion.

John L. Sullivan
Senior Counsel

[8] "The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that [a] third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter." Investment Company Release No. 22587 (Mar. 27, 1997) n.20. In light of the very fact-specific nature of First Data's request, however, the position expressed in this letter applies only to First Data, and no other issuer may rely on this position. Other issuers facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Thomas P. Lemke
Partner
202-739-5875
tlemke@morganlewis.com

January 13, 2004

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
Mail Stop 5-6
450 5th St., N.W.
Washington, DC 20549

Re: No-Action Request under Section 7 of the Investment Company Act of 1940

Dear Mr. Scheidt:

We are writing to request that the Staff not recommend that the Securities and Exchange Commission ("Commission") take enforcement action under Section 7 of the Investment Company Act of 1940 ("1940 Act") against First Data Corporation ("First Data") if it were to fail the 40% test (as defined below) as a result of the segregated portfolio (as defined below), and in that circumstance and in reliance on our opinion as counsel, First Data, for purposes of Section 3(a)(2)(C) of the 1940 Act, treats its wholly-owned subsidiary, Integrated Payment Systems Inc. ("IPS"), as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described below.

I. Background

A. First Data and IPS

First Data, a Delaware corporation, is a leading nonbank provider of various types of electronic commerce and payment services whose overall business purpose is to make commerce more convenient, more efficient, and more secure.[1] First Data serves more than 3 million merchant locations, 1,400 card issuers, and more than 390 million consumers worldwide. Its twenty-nine thousand employees, working throughout the world, provide card-issuing and merchant transaction processing services; Internet commerce solutions; money transfers and money orders; as well as check processing and verification services. In 2002, First Data moved more than $700 billion in money transfers through its various payment services. In addition, First Data powered more than 10.2 billion point-of-sale transactions, and is one of the largest merchant processors in the world. First Data is included within the S&P 500.

First Data operates in four business segments: payment services, merchant services, card issuing services, and emerging payments. Using a holding company type format, First Data's payment services business provides services to consumers and commercial entities primarily through two wholly-owned subsidiaries: Western Union, which is engaged in the money transfer business, and IPS, a wholly-owned subsidiary which is primarily engaged in the business of issuing and selling "official checks" through a network of third party banks.[2] As discussed below, an "official check" is a type of short-term draft instrument used by bank customers who need to make a contractual payment in a form that is equivalent to cash. Although IPS is significant to First Data's long-term business strategies, it currently accounts for a relatively small portion of First Data's total revenue (approximately 3% of total revenue in 2002). Our no-action request relates to IPS and its official check business.

B. Operation of the Official Check Business

In general, an official check is a type of draft instrument that is drawn by one financial institution (such as a bank) and made payable on a second financial institution. In other words, both the drawer of the check (the signer) and the drawee of the check (the entity ordered to pay the check) must be a financial institution.[3] Because of the involvement of two financial

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1 First Data was formerly a wholly-owned subsidiary of American Express Company ("AmEx"). In 1992, AmEx and First Data completed an initial public offering that resulted in approximately 40% of the common shares of First Data being held by the public. Over the next five years, AmEx sold its remaining shares to third parties, and by 1997 AmEx had no reportable ownership interest in First Data.

2 IPS was formed as a Delaware corporation on November 6, 1989. While the focus of this request is on IPS' official check business, we note that IPS also provides money order services.

3 This type of official check is known as a "teller's check" and is entitled to next day availability of funds under Federal Reserve Board Regulation CC. IPS also may issue another type of official check on which it is the drawer, which is not entitled to next-day funds availability.

institutions, official checks have historically been deemed "good funds" and in fact are accepted as the equivalent of cash for purposes of the payment of contractual obligations. A sample official check is attached as Exhibit A.

Bank customers find official checks to be particularly attractive for transactions where they need to make a contractual payment in a form that is equivalent to cash. For example, when a customer buys a home, the lender commonly requires the customer to use an official check for the amount of the down payment. While all banks are permitted to engage in the official check business,[4] many find for various reasons that it is more attractive to use IPS' official checks rather than to engage in the official check business directly. In fact, approximately 50% of all U.S. banks use IPS' official checks rather than their own.

IPS' official check business generally works as follows. When a bank customer buys an official check from a third party bank, the customer gives the bank the face amount of the check desired. In return, the bank as agent of IPS issues an official check to the customer for the specified amount on which typically it is the drawer and the drawee is one of IPS' clearing banks.[5] The bank then forwards the proceeds received from the customer to IPS, and pending presentation of the official check to an IPS clearing bank, IPS is required by state law to maintain those proceeds and invest them exclusively in certain types of high quality marketable investments ("permissible investments"), which IPS does in a "segregated portfolio."[6] In addition, while GAAP accounting conventions provide that the assets in the segregated portfolio should be included on IPS' balance sheet, state law requires IPS to maintain assets in an amount sufficient to meet payment obligations on official checks, replenish those assets if necessary, and further to maintain those assets only in permitted investments. In other words, the effect of these laws is to require IPS to dedicate those assets only to its official check business. Although IPS technically has legal title to these assets, IPS is not free to dispose of them and, in economic reality, does not "own" these assets for purposes of the 1940 Act, as we discuss below. For managing the segregated portfolio's assets, IPS does not charge a management fee, but rather is compensated by earnings from the segregated portfolio, after expenses.[7]

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4 *See* 12 U.S.C. Section 24.

5 IPS maintains accounts with several clearing banks that agree to pay official checks when presented for payment, similar to the relationship a retail customer has with the bank that holds his or her checking account.

As a legal matter, selling bank is a co-drawer on the checks it sells, and is liable for payment should IPS fail to do so.

6 The segregated portfolio also holds the proceeds from money orders issued by IPS, but most of the assets of the segregated portfolio are the result of the official check business (given that the face amounts of official checks are typically much larger than those of money orders). The states do not distinguish, for regulatory purposes, between sellers of money orders and sellers of official checks.

7 Every month IPS pays the selling bank a sales commission (typically a Treasury bill rate plus stated basis points) based on the dollar amount of official checks sold by the bank that have not yet been presented for payment. IPS' obligation to pay this amount is contractual and the bank's

Official checks are generally short-term instruments - many are presented on the day after issuance, and the average float time is two to three business days. After the customer gives the official check to the payee, it eventually will be presented to an IPS clearing bank for satisfaction on behalf of IPS. When this happens, the clearing bank notifies IPS to remit a corresponding amount of money to the bank from the segregated portfolio and the clearing bank pays the check on behalf of IPS. The clearing bank is legally obligated to pay checks presented for payment, to the extent there are sufficient funds in an IPS account to pay the checks. As a matter of contract, IPS itself is obligated to pay all official checks issued by IPS.[8]

Finally, as discussed in II.B.2. below, IPS and the segregated portfolio are structured in a manner that is designed to protect the assets of the segregated portfolio from creditors of IPS. In addition, IPS is structured in a manner that is designed to protect its assets (and the assets of the segregated portfolio) from creditors of First Data.

C. *State Regulation of IPS' Official Check Business and the Segregated Portfolio*

As discussed in more detail in II.B.2. below, IPS' official check business, and the segregated portfolio, are subject to comprehensive state regulation that is designed to protect the interests of bank customers who use official checks. Based on traditional bank regulatory "safety and soundness" principles, state regulation focuses primarily on ensuring that IPS operates in a safe and sound manner and, in particular, maintains sufficient assets to satisfy all official checks when they are presented to IPS for payment. This regulation is designed to

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commission is not tied to or based on the investment return of the segregated portfolio. The bank may pay IPS a small fee per official check or money order sold, which may be offset against the commission.

8 IPS' liability for payment of official checks arises principally from two sources. First, under many state payment instrument laws, IPS has a statutory obligation to make payment on instruments it sells. *See, e.g.*, Florida Statutes Section 560.212; 205 Illinois Compiled Statutes Annotated Section 657/85. Second, each IPS instrument is signed by IPS by use of the language "Issued by Integrated Payment Systems Inc." IPS therefore has the liability of the drawer of a check to pay the check under the Uniform Commercial Code. *See* UCC Section 3-414 (Obligation of Drawer). In the admittedly remote event that the segregated portfolio's assets would not be sufficient to pay official checks, IPS is obligated to provide additional assets to the segregated portfolio to cover any shortfall.

On occasion, IPS has had to provide additional assets to the segregated portfolio in situations where it did not receive the proceeds of official checks from third party banks as promptly as usual, such as when holiday weekends extended the remittance period. IPS maintains a "cushion" of liquid assets to support its legal obligation to provide additional assets to the segregated portfolio in the event that the portfolio's assets are not sufficient to satisfy official checks when presented. These liquid assets generally are invested in the same manner as the assets of the segregated portfolio. The amount of this "cushion" varies depending on a variety of factors, including the amount of outstanding official checks.

protect bank customers who use official checks from potential abuses most likely to arise in connection with the official check business.

II. Legal Analysis

The status of IPS under the 1940 Act is relevant in determining the status of First Data under Section 3(a)(1)(C) of the 1940 Act. As relevant here, Section 3(a)(1)(C) generally defines as an investment company any issuer[9] which is engaged in the business of investing, reinvesting, holding, owning, or trading securities and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the "40% test"). Section 3(a)(2) of the 1940 Act broadly defines "investment securities" to include virtually all securities, but Section 3(a)(2)(C) specifically excludes from this definition securities issued by a majority-owned subsidiary of the issuer under certain circumstances. According to legislative history, this exclusion embodies Congress' view that the 1940 Act was not intended to apply to bona fide holding companies.[10] However, to prevent an issuer from circumventing the 1940 Act by using a majority-owned subsidiary to carry on an investment company business, Section 3(a)(2)(C) provides that a majority-owned subsidiary is <u>not</u> excluded if the subsidiary itself is either an investment company (Section 3(a)(2)(C)(i)) or an entity relying on the exclusion from the definition of investment company in Section 3(c)(1) or 3(c)(7) (Section 3(a)(2)(C)(ii)) (the latter hereinafter referred to as an "excluded entity").[11]

Based on these statutory provisions, the initial issue presented is the status of IPS, a wholly-owned subsidiary of First Data,[12] for purposes of Section 3(a)(2)(C) (based on applicable precedent, we believe it is appropriate to treat IPS and the segregated portfolio as separate entities for purposes of the 1940 Act).[13] If IPS is an investment company or excluded entity,

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9 Section 2(a)(22) generally defines as an "issuer" any person who issues or proposes to issue any security or has outstanding any security it has issued.

10 *See* Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Commerce, 76th Cong., 3d Sess. 177 (1940) (where David Schenker, Chief Counsel to the Investment Trust Study, stated that "We are not even remotely interested in holding companies.").

11 Section 3(c)(1) of the 1940 Act generally excludes from the definition of an investment company any issuer whose outstanding securities are owned by not more than one hundred persons and which is not making a public offering of its securities; Section 3(c)(7) of the 1940 Act generally excludes any issuer whose outstanding securities are owned exclusively by certain qualified purchasers and which is not making a public offering.

12 As a wholly-owned subsidiary, IPS, by definition, qualifies as a "majority-owned subsidiary" of First Data for purposes of Section 2(a)(24) of the 1940 Act.

13 Separate treatment is supported by three Commission precedents in particular: (1) <u>Prudential Insurance Co. of America v. SEC</u>, 326 F.2d 383, at 387-88 (3rd Cir. 1964), *aff'g* <u>In the Matter of Prudential Insurance Co. of America</u>, 41 S.E.C. 335 (1963), <u>cert</u>. <u>denied</u> 377 U.S. 953 (1964) ("<u>Prudential</u>"); (2) Comdisco, Inc., SEC No-Action Letter (Oct. 25, 2000) ("*Comdisco*"); and (3) Tuition Plan Consortium, LLC, SEC No-Action Letter (Feb. 4, 2003) ("*TPC*").

then First Data's ownership interest in IPS might be "investment securities" for purposes of determining First Data's status under Section 3(a)(1)(C). For the reasons discussed in II.A. below, it is our opinion that IPS is not an investment company or an excluded entity, and therefore First Data should be allowed to treat IPS as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described below.[14]

In Prudential, the leading authority in this area, the Third Circuit affirmed the Commission's view that it was appropriate for 1940 Act purposes to analyze the status of a variable annuity separate account separately from its sponsoring insurance company. Under Prudential, it is appropriate to analyze the status of a pool of assets within an operating company separately where: (i) the operating company causes interests to be issued in a pool of assets that is legally segregated from the company's other assets; (ii) the assets in the pool are held primarily for the benefit of interest holders as the sole measure of their investment participation; and (iii) the interests in the pool do not confer significant rights in other assets of the operating company. In *Comdisco*, the Staff responded favorably to a no-action request by an operating company which relied on Prudential to conclude that its issuance of certain "tracking stock" did not result in the creation of a separate issuer for purposes of the 1940 Act. Most recently in *TPC*, the Staff responded favorably to a no-action request by a consortium of colleges and universities that had established a prepaid tuition program that cited Prudential to support their view that the status of the trust which held the prepaid tuition payments should be analyzed separately for 1940 Act purposes. Like the instant matter, Prudential, *Comdisco*, and *TPC* all deal with structures not specifically contemplated by Congress in 1940.

Under the rationale of Prudential, *Comdisco*, and *TPC*, we believe that IPS and the segregated portfolio should be treated as separate entities, and the assets of the segregated portfolio should not be attributed to IPS, for 1940 Act purposes. Notwithstanding GAAP accounting conventions, the legal and practical realities demonstrate that the segregated portfolio should be treated as a separate entity. In particular, as discussed in I.B. above and II.B.2. below, the segregated portfolio is segregated from IPS' other assets, the assets in the segregated portfolio are held primarily for the benefit of check purchasers and payees, and separate treatment is consistent with the economic reality of the relationship between IPS and the segregated portfolio, as well as with how state regulators view that relationship.

Regarding the first element of Prudential, the Staff noted specifically in *Comdisco* that a pool would be viewed as "legally segregated" from an operating company if the pool of assets is insulated by legal means (rather than merely by accounting or other conventions), including through a trust document. As discussed in II.B.2. below, although the segregated portfolio is not organized as a trust, some states expressly impose a statutory trust on its assets for the benefit of check holders, and other states implicitly do so. Moreover, other aspects of state regulation of IPS and the segregated portfolio reinforce the separation between the entities. As to the second Prudential element, the assets in the pool are held primarily for the benefit of check holders as the sole measure of their "participation" in the segregated portfolio. As to the third element, a check holder does not acquire significant rights in other assets of IPS because of its status as a check holder – it is entitled to the face amount of the check and no more.

14 We note that, if First Data's status under Section 3(a)(2)(C) of the 1940 Act were at issue, a number of exclusions and exemptions might be available, depending on the particular circumstances. In light of our views in this request, we are not seeking the Staff's views on the availability of any exemption or exclusion to First Data.

While the plain language of Section 3(a)(2)(C) arguably requires that First Data consider only the status of its majority-owned subsidiary, IPS, for 1940 Act purposes, we believe that public policy considerations warrant a review of the status of the segregated portfolio under Section 3(a)(2)(C). This approach is consistent with the views of the Commission, the courts, and the Staff which, on a number of occasions, have concluded that a segregated pool of assets within a company should be treated as a separate "issuer" for 1940 Act purposes if those who own interests in the pool look primarily to the investment performance of the pool to obtain financial gains (or losses).[15] Thus, even though the segregated portfolio does not have the legal status of a "subsidiary" of First Data, we believe that the unique relationship between it and IPS might make it inappropriate for First Data to treat IPS as a majority-owned subsidiary if the segregated portfolio itself is an investment company or an excluded entity. However, as discussed in II.B.1. below, it is our opinion that the segregated portfolio is not an investment company or an excluded entity because it is not an "issuer" for 1940 Act purposes. Furthermore, as discussed in II.B.2. below, we believe that no public policy purpose would be furthered by applying the 1940 Act to the segregated portfolio because it and IPS are subject to comprehensive state regulation that is designed to protect bank customers from the potential abuses most likely to arise in connection with the official check business.

A. IPS is not an Investment Company or an Excluded Entity

It is our opinion that IPS is not an "investment company" as defined in either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act or an excluded entity.[16] As discussed below, but for the GAAP accounting conventions that require IPS to include the assets held in the segregated portfolio on its balance sheet, IPS' status does not raise any issues under these definitions.

Section 3(a)(1)(A) defines as an investment company any issuer which is or holds itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.[17] IPS is not, and does not hold itself out to be, engaged primarily in the business of investing, reinvesting or trading in securities, as provided in Section 3(a)(1)(A). IPS' primary business is the issuance of official checks through a network of third party banks, and all of IPS' public statements are consistent with the nature of its business. IPS itself does not invest, reinvest, or trade in securities, but rather operates a payment instruments

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15 *See, e.g.*, Prudential, *sûpra* n.13. This approach also is consistent with the intent of Sections 3(a)(2)(C)(i) and (ii), which clearly reflect Congress' view that an issuer cannot seek to avoid the 1940 Act by engaging in an investment company business through a majority-owned subsidiary.

16 IPS also is not an investment company for purposes of Section 3(a)(1)(B), which generally defines investment company as an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates, as defined in Section 2(a)(15). IPS does not issue face-amount certificates.

17 In this case, IPS appears to be an "issuer," because it has securities outstanding, all of which are held by First Data. However, as discussed in the text, even assuming IPS is an issuer for 1940 Act purposes, it lacks the other elements of an investment company.

business. In this regard, IPS is in the same position as the consortium of colleges and universities that sponsored the prepaid tuition trust in *Tuition Plan Consortium, LLP ("TPC"),*[18] which the Staff concluded was engaged primarily in the business of operating a prepaid tuition plan and not in the business of investing, reinvesting or trading in securities.

Similarly, IPS is not an investment company for purposes of Section 3(a)(1)(C), which generally includes any issuer which is engaged in the business of investing, reinvesting, owning, holding, or trading securities and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets. As discussed above, IPS is primarily engaged in the business of issuing official checks, and not in the business of investing, reinvesting, or trading in securities. Furthermore, although GAAP accounting conventions require IPS to show the segregated portfolio's assets on its balance sheet, IPS is not engaged in the business of "owning" or "holding" those assets for 1940 Act purposes because, among other things, the assets represent payments from others for official checks that the segregated portfolio holds in permissible investments pending payment, rather than assets IPS "owns" and is free to use or dispose of as it wishes.[19] For the same reasons, IPS does not otherwise own or propose to acquire investment securities having a value exceeding 40% of its total assets.

Finally, because IPS is not an investment company as defined in Sections 3(a)(1)(A) or 3(a)(1)(C), it would not need to rely on the exclusions from those provisions in Sections 3(c)(1) or 3(c)(7). Thus, IPS is not an excluded entity for purposes of Section 3(a)(2)(C)(ii).

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18 SEC No-Action Letter (Feb. 4, 2003).

19 *See* Frankel, The Regulation of Money Managers at 5-63 (Aspen Law & Business 2002) ("'Ownership' in section 3(a)(1)(C) should be tested according to whether the assets *of the company* are committed to investment at risk, in the hope of profits, since the purpose of section 3(a)(1)(C) is to include in the definition companies that lay out a substantial part of *their assets* for investment in securities. Therefore, a company holding securities in trust or merely controlling securities is not an 'owner' . . . .") (citations omitted). *Accord* Rosenblum, Investment Company Determinations Under the 1940 Act: Exemptions and Exceptions at 5-7 - 5-8 (Aspen Law & Business 1998) (whether an entity owns or holds assets "presumably should depend at least in part on whether a company has some economic interest in the value of a security akin to beneficial ownership") (citation omitted).

We believe that IPS' interest in the segregated portfolio is in many respects analogous to that of an investment adviser who buys and sells securities on behalf of an investment company. As one commentator has noted, this type of interest has not been deemed to be an investment company presumably because it does not involve a direct interest in the value of the securities, notwithstanding that the investment adviser (like IPS) has an indirect interest in the securities because of the fees it receives that are generated from securities revenues. Id. at 5-8.

We note that, while the 40% test is performed using the company's balance sheet, see Investment Company Act Release No. 10937 at n.5 (Nov. 13, 1979), the balance sheet test has created problems for some issuers who, while showing investment securities on their balance sheet, are not in the business of owning or holding such assets. *See* Investment Company Act Release No. 19566 (July 9, 1993) (proposing Rule 3a-8 for certain research and development companies).

B. The Segregated Portfolio is not an Investment Company or an Excluded Entity

Like IPS, the segregated portfolio is not an investment company or an excluded entity. Although the segregated portfolio, like a traditional investment company, consists of a pool of securities, we note that the segregated pool otherwise lacks the key elements (and concerns) of an investment company that the 1940 Act is designed to address. In particular, as discussed in II.B.1. below, the segregated portfolio is not an "issuer" of securities for purposes of the 1940 Act because the official checks which the portfolio "backs" are not securities. Thus, the segregated portfolio has no "investors" in the 1940 Act sense. Moreover, as discussed in II.B.2. below, to the extent that the segregated portfolio's pool of liquid assets raises concerns, we believe that comprehensive state regulation of IPS and the segregated portfolio protects the public interest.[20]

1. The segregated portfolio is not an "issuer"

The Staff has on numerous occasions considered the status of pools of liquid assets representing payments for prepaid goods or services as investment companies, most notably in the area of prepaid tuition plans and prepaid funeral contracts.[21] Where such plans or contracts do not allow participants to participate in the investment experience of the pool, the Staff has granted no-action relief based on the argument that no "issuer" exists for purposes of

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20 We also recognize that the segregated portfolio could address any question about its status under Section 3(a)(1)(C) by investing all of its assets in cash or Government securities, which are excluded from the definition of "investment securities" by Section 3(a)(2)(A). However, this approach is not practical from an economic standpoint because, depending on current market conditions, these types of investments may be relatively unattractive. Currently, for example, tax-exempt investments are relatively attractive among the types of permissible investments, and a significant portion of the assets in the segregated portfolio are invested in them. The Commission recently recognized that when companies invest certain proceeds only in cash and Government securities to avoid triggering the definition of investment company, the effect is to restrict the company's ability to fund future operations because of the lower yields, see Release No. IC-25835 (Nov. 26, 2002) (proposing new Rule 3a-8 to allow research and development companies greater flexibility to raise and invest capital pending its use in research, development and other operations).

21 *See, e.g.*, Fleet National Bank, SEC No-Action Letter (Sept. 5, 1990); Funeral Services of Iowa, Inc., SEC No-Action Letter (Oct. 14, 1987); Michigan Funeral Directors Association, SEC No-Action Letter (Sept. 28, 1987) (funeral services guaranteed regardless of price at the time of need, contracts proceeds pooled in a trust in which buyers have no expectation of profit; contracts not viewed as a security); Quincy College, SEC No-Action Letter (December 15, 1986) and HEMAR Education Corporation of America, SEC No-Action Letter (June 11, 1990) (prepaid tuition plans involving single institution and multiple institutions, respectively, not issuers of securities because participating students were not affected by the success or failure of the pooled tuition plan funds).

the 1940 Act because no security has been issued.[22] Such is the case with the segregated portfolio, which does not offer any instrument that allows bank customers or payees to participate, directly or indirectly, in the investment experience of the segregated portfolio.[23]

The operation of the segregated portfolio demonstrates that it is not an issuer for 1940 Act purposes. Unlike the situation in Prudential Insurance Co. of America v. SEC,[24] the leading decision on the definition of an issuer under the 1940 Act, the segregated portfolio does not pool monies contributed by purchasers of securities who look to the performance of the segregated portfolio for their gains (or losses). Instead, the segregated portfolio merely serves, in effect, as a temporary holding mechanism for funds that reflect a prepayment for services, *i.e.*, payment of official checks.[25] This function, we note, is similar to that played by the prepaid tuition trust in *TPC*. Like the trust in *TPC*, the segregated portfolio is a necessary component of the statutory safeguards for an official check purchaser's funds during the short time from purchase of an official check until presentation for payment (although the time from the purchase of tuition plan certificates to redemption in *TPC* could have been ten years or longer, versus the typical float time of a few days for an official check).

Because the segregated portfolio does not issue securities, it has no "investors." As the Commission has recognized, the "essence" of the 1940 Act is to protect "investors" who contribute their monies to "a pool of equity capital managed and invested in securities at his risk."[26] While in this case two groups have a type of economic interest relating to the segregated

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22 *Id.* In SEC v. Howey Co., 328 U.S. 293, at 298-299 (1946) ("Howey"), the Supreme Court stated that an "investment contract" is a transaction whereby a person invests money in a common enterprise with the expectation of profit solely through the efforts of a third party.

23 The only instruments that the segregated portfolio arguably "issues" are official checks, and they do not meet the Howey definition of a security in the form of an investment contract. Specifically, while the bank customer does pay consideration for the check, it is not an "investment," as he or she receives in return only the promise by IPS (and not the segregated portfolio) that the check will be paid upon presentation. The bank customer's fortunes are not tied to those of other bank customers in any manner, so there is no "common enterprise" established for creating or sharing of "profit" from the activities of the segregated portfolio. Indeed, the bank customers have no interest at all in the investment return of the segregated portfolio, as their rights flow from IPS' promise to pay official checks when presented. As discussed above in note 8, the selling banks receive a commission on the outstanding amount of official checks they have sold. However, the banks are not investors in the segregated portfolio, and the fact that their fees are measured by the amount of checks they sold does not give them the attributes of an "investor."

24 *Supra* n.13.

25 *See* United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 852-53 (1975) (where the primary motivating factor for giving money to a third party is to use the item purchased, the securities laws do not apply).

26 In the Matter of Prudential Insurance Co. of America, 41 S.E.C. 335, 340 (1963). *See also* H.R. Rep. No. 2639, 76th Cong., 3d Sess. at 6 (1940) (the 1940 Act is designed to deal with "large liquid pools of the public's savings entrusted to management to be invested"); SEC v. Variable

portfolio – (1) the bank customers who buy, and the payees who hold, official checks and (2) First Data and its shareholders[27] – neither has an interest that even remotely resembles that of an "investor" in an investment company, as follows:

- **Bank Customers and Payees** – Bank customers and payees have an interest in seeing that official checks are paid when presented. However, bank customers do not have any right to share in any profits of the segregated portfolio or have any other type of ownership interest in the segregated portfolio. Moreover, they make no "investment" of money in the segregated portfolio, nor is there a common enterprise between them and other customers. Furthermore, they do not look to IPS for the potential to earn profits from the investment success of the segregated portfolio (nor are they looking for the benefits of diversification sought by investors in an investment company).[28] Similarly, payees make no investment at all, and have no expectation of profit.

- **First Data and its Shareholders** – First Data and its public shareholders have an interest in the segregated portfolio having sufficient assets to "back" IPS' obligation to pay the official checks. However, neither makes an "investment" in the segregated portfolio, and they have no legal claim or interest in the segregated portfolio, which is dedicated to paying official checks. In addition, neither can get access to the assets in the segregated portfolio for general business purposes.

Accordingly, because the segregated portfolio is not an "issuer," it does not have any "investors" who need the protections of the 1940 Act.

Further support for our view that the segregated portfolio is not an "issuer" intended to be regulated under the 1940 Act can be found in Justice Brennan's concurring opinion in SEC v. Variable Annuity Life Insurance Company ("VALIC"), where the Supreme Court concluded that variable annuity contracts should be regulated under the federal securities laws.[29] In support of the Court's view, Justice Brennan noted that state regulation of insurance companies did not deal with matters critical to the interests of variable annuity investors, such as investment policies and

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Annuity Life Insurance Company, 359 U.S. 65, 80 (1959) (noting that the 1933 and 1940 Acts were intended to "protect people entrusting their money to others to be invested on an equity basis"). In this regard, Section 1(b) of the 1940 Act specifies that the interests of "investors" are adversely affected by various practices set forth in that provision.

27 First Data has an economic interest in the segregated portfolio by virtue of its ownership of IPS, and First Data's public shareholders arguably have an indirect interest in the segregated portfolio through their share ownership (*i.e.*, the segregated pool's success in meeting payment obligations is relevant to First Data's financial condition).

28 *See, e.g.*, Investment Company Institute, "A Guide to Mutual Funds" at 1 ("A mutual fund is an investment company that pools money from investors and invests in a diversified portfolio of securities.").

29 359 U.S. 65 (1959).

investment strategies, but rather focused on traditional insurance law concerns, such as reserves, solvency, and the terms of the contract. Such is not the case in the instant matter, however, as state regulation of IPS' official check business focuses directly on ensuring that the segregated portfolio at all times maintains sufficient assets to satisfy all official checks when presented to IPS and that those assets are held only in the types of high-quality, liquid securities permitted by state law, the areas of most concern to bank customers who use official checks. Unlike in VALIC, in this case there is no regulatory "gap" to be filled by the application of the 1940 Act.[30]

2. *Comprehensive state regulation of IPS and the segregated portfolio protects the public interest*

As further support for our request, we note that both IPS and the entire segregated portfolio are subject to comprehensive state regulation that is designed to protect the interests of bank customers who use official checks (and, at least indirectly, the interests of First Data's public shareholders). Though as discussed above neither group can be viewed as "investors" in the segregated portfolio, we nevertheless recognize that it is in the public interest to consider whether the interests of bank customers in a pool of liquid assets like the segregated portfolio are protected from potential abuses. As discussed below, we believe that state regulation appropriately protects the interests of bank customers who use official checks (and First Data shareholders) from the potential abuses most likely to arise in connection with the official check business and that no public policy purpose would be furthered by applying the 1940 Act to the segregated portfolio.

IPS' official check business is comprehensively regulated by forty-seven states and other jurisdictions, typically by state banking regulators. The states impose regulatory requirements on both IPS and the segregated portfolio. This regulation is designed to protect the interests of bank customers who use official checks and focuses on ensuring that IPS maintains sufficient assets in the segregated portfolio that "backs" its obligation to pay official checks. Because IPS does business nationwide, it must comply with all of these requirements and IPS conforms all of its official check activities to the requirements of the most restrictive state laws.

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[30] The Supreme Court's decision in SEC v. United Benefit Life Insurance Co., 387 U.S. 202 (1987), supports the same conclusion as VALIC. In reviewing the status of an annuity contract under the federal securities laws, the Court determined that it was appropriate to consider the "character" of the annuity in commerce, including the terms of the offer, how it was distributed, and the advertised economic benefits. In concluding that federal regulation was appropriate, the Court noted that annuity was sold on the basis of growth, rather than on the basis of stability of principal and guaranteed payments as insurance contracts typically were marketed. Applying this "character" test to IPS, it is clear that federal regulation is not necessary. IPS' official checks are not marketed as an investment, and the inducement to purchase them is not growth or earnings but rather guaranteed payment of the face amount. As discussed above in note 25, the fact that IPS has chosen to pay its selling agents a fee based on the amount of checks sold but not yet presented for payment does not make an official check a security as to the bank that sells it, because the bank is not an investor.

State laws typically impose the following requirements on IPS and the segregated portfolio:

- ***Licensing.*** Substantially all jurisdictions that license sellers of payment instruments require IPS as a licensee to reapply for or renew its license annually.[31] License applications and, to varying degrees, renewal applications may request, among other things, a description of the proposed business; sample forms of agreements and payment instruments; the names of clearing banks on which the payment instruments will be drawn; lists of business locations and representatives' names; a description of the applicant's corporate structure and a certificate of good standing; the business background of the applicant's officers and principal shareholders; disciplinary and litigation history for the applicant, its officers, directors, and principal shareholders; audited financial statements; and copies of Commissions filings.[32]

  In reviewing IPS' applications, state regulators evaluate IPS principally on its financial stability and management, using a "safety and soundness" standard that focuses on the financial responsibility, financial condition, business experience, character and general fitness of IPS. In one state, for example, the regulator is required to consider whether IPS' stability and management are such as to "command the confidence of the public and warrant belief that the business will be conducted honestly and efficiently."[33] Because state regulators may investigate the qualifications, character, and fitness of IPS' officers and directors, IPS conducts criminal background checks on all of its employees.

- ***Bonding.*** IPS is required to maintain surety bonds to protect official check purchasers and official check holders, the specific amount of which varies depending on assets and the number of locations. IPS currently maintains surety bonds in an aggregate amount of over $33 million to meet these state requirements.

- ***Capital.*** Some states also require an applicant to demonstrate a minimum amount of net worth, in addition to or in lieu of the surety bond.[34]

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31 In some states, IPS also is required to obtain regulatory approval of agent locations.

32 *See, e.g.*, Arizona Revised Statutes Annotated Section 6-1204; West's Annotated California Financial Code, Section 1856 and California Administrative Code Sections 80-4000 through -4127; Idaho Code Section 26-2907; Oregon Revised Statutes Section 717.220; and District of Columbia Code Annotated Section 26-1006.

33 Wisconsin Statutes Section 217.06(2). *See also*, *e.g.*, Arkansas Statutes Annotated Section 23-41-112; Georgia Code Annotated Section 7-1-683; West's Louisiana Revised Statutes Annotated Section 6:1035; Minnesota Statutes Section 53B.10; New Mexico Statutes Annotated Section 58-2-1; Tennessee Code Annotated Section 45-7-205; and Vermont Statutes Annotated, Title 8, Section 2508.

34 For example, Arizona requires an applicant to maintain a net worth of $100,000 to $500,000 and to obtain a surety bond in an amount ranging from $25,000 to $500,000, Arizona Revised Statutes

- *Permissible Investments*. Consistent with a focus on safety and soundness, state law focuses on ensuring that official checks are paid when presented. To ensure that IPS has a 100% reserve against these obligations, states require IPS to maintain an amount equal to at least 100% of the face amount of official checks outstanding and unpaid and invest this amount exclusively in certain permissible investments (discussed below), which IPS does using the segregated portfolio.[35] Specifically, IPS is limited to the following types of investments: cash, U.S. government securities, bank certificates of deposit and other time deposits, bankers' acceptance notes, repurchase agreements, municipal securities (bonds, notes, and commercial paper), highly rated corporate debt (bonds, notes, and commercial paper), collateralized mortgage obligations and mortgage-backed securities, and preferred stock. Some states also impose issuer, sector, and type of investment diversification requirements on these assets.[36]

  Similarly, while GAAP accounting conventions provide that the assets in the segregated portfolio should be included on IPS' balance sheet, IPS is prohibited from using these assets except in its official check business. State laws generally treat the assets in the segregated portfolio as money held for others pending presentment of

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Annotated Section 6-1205; Iowa requires a net worth of at least $25,000 and a surety bond of between $50,000 and $200,000, Iowa Code Annotated Section 533B.1; and Vermont requires an applicant to maintain a net worth of at least $100,000, in addition to maintaining a surety bond of at least $100,000, Vermont Statutes Annotated, Title 8, Section 2510.

35 Nevada specifically requires official check sellers to maintain permissible investments having a value, computed in accordance with GAAP, equal to or more than the face amount of all checks sold, and to maintain those assets in a segregated account, see Nevada Revised Statutes Section 671.150. Because IPS conforms its official check business to the most restrictive state requirements, IPS uses a segregated portfolio to hold these assets. In addition, some of IPS' client banks also have required IPS to agree that it will use a segregated portfolio as additional protection for check proceeds.

Tennessee requires sellers of payment instruments like IPS at all times to possess permissible investments having an aggregate market value (computed in accordance with generally accepted accounting principles) of not less than the face amount of all outstanding payment instruments issued or sold by the licensee in the U.S. Tennessee Code Annotated Section 45-7-206. *See also* Vermont Statutes Annotated, Title 8, Section 2540, which requires sellers of payment instruments to maintain at all times permissible investments having a market value (computed in accordance with generally accepted accounting principles) of not less that the aggregate amount of all its outstanding payment instruments and stored-value cards.

36 The specific provisions of state permissible investment laws vary from state to state, but because IPS does business in all states, it must limit these investments to only those permitted by the most restrictive jurisdictions (which are Illinois and North Carolina and, for diversification rules, California). *See* Illinois Compiled Statutes Annotated Section 657/501; North Carolina Administrative Code T04:03F.0202; and West's Annotated California Financial Code, Section 33568. Currently, substantially all of the long-term assets in the segregated portfolio are rated "A" or above by a major credit rating agency.

official checks and view IPS as acting in a fiduciary capacity in safeguarding the monies belonging to third parties and entrusted to it.[37]

- ***Protection from Creditors.*** IPS and the segregated portfolio are structured in a manner that is designed to protect the assets of the segregated portfolio from IPS' creditors. Although the segregated portfolio is not organized as a trust, some states impose a statutory trust on its assets for the benefit of official check holders.[38] Many other states have permissible investment laws that implicitly treat these assets as being held in trust for the benefit of official check holders, and though this view has not been tested, First Data believes that, in the unlikely event of IPS' insolvency, state regulators would successfully oppose any effort by IPS' creditors to obtain the assets of the segregated portfolio to satisfy IPS' obligations to them and seek to protect them for the benefit of official check holders.

  Other aspects of state regulation also provide protection from IPS' creditors. As discussed elsewhere, state regulation focuses on safety and soundness concerns and is designed to ensure that IPS does not become unable to pay its bills. If IPS appears to be operating in an unsafe and unsound manner (that is, unprofitably, inadequately capitalized, or overly leveraged), state regulators are empowered to take corrective action, including removing officers and taking possession of the assets in the segregated portfolio (such as through the use of a receiver).[39]

  To provide additional protection, First Data has organized IPS as a "bankruptcy remote" subsidiary. This structure is designed to protect IPS (and, thus, the segregated portfolio) from claims by First Data's creditors. As a "bankruptcy remote" subsidiary, IPS' operations have been carefully structured to minimize the risk that the assets of IPS (or of the segregated portfolio) would be consolidated with those of First Data or any of its affiliates in the event of bankruptcy of any of these entities.[40]

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[37] A person acts in a fiduciary capacity when "the business he transacts, or the money or property which he handles, is not his own or for his own benefit, but for the benefit of another person, as to whom he stands in a relation implying and necessitating great confidence and trust on the one part and a high degree of good faith on the other." SEC v. Mayhew, 916 F. Supp. 123 (D. Conn. 1995), *aff'd* 121 F.3d 44 (2d Cir. 1999), *citing* U.S. v. Chestman, 947 F.2d 551, 568-69 (2d Cir. 1991), cert. denied, 503 U.S. 1004 (1992).

[38] These states include Connecticut, Illinois, Texas, and Washington.

[39] Consistent with safety and soundness concerns, IPS does not issue debt and it has only normal trade creditors (e.g., salaried employees, lessors of office equipment, and other suppliers).

[40] Among other things, IPS maintains separate books, records, and accounts from First Data, has its books, records, and accounts independently audited each year, and maintains a separate corporate existence and identity from First Data and its affiliates to make apparent to third parties that IPS is an entity with assets and liabilities distinct from those of First Data and its affiliates.

- ***Periodic Examinations.*** To ensure IPS' ongoing financial stability and compliance with applicable law, state regulators conduct periodic on-site and off-site examinations. Currently, ten states regularly conduct on-site inspections of IPS for compliance with their financial stability, permissible investment, and other applicable laws and regulations.[41] IPS also files periodic reports with regulators and maintains certain records and makes them available for examination.[42]

- ***Sanctions.*** State regulators have specific authority to sanction IPS and its employees for violations of laws or regulations, including operating in an unsafe or unsound manner. Sanctions include suspension or revocation of its license, and most states also have the authority to levy criminal and/or civil penalties.[43]

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41 When a state regulator determines to inspect IPS, it typically sends IPS a notification of examination and an examination request list (similar to the list the SEC examinations staff sends to investment company registrants). A recent state examination request list asked for, among other things, an organization chart and list of officers and directors, corporate minutes, audited financial statements and the management letter from the outside auditor, internal audit reports, a contingency plan summary and latest test results, copies of surety bonds, permissible investment reports, a list of pending litigation, loan agreements, unclaimed property reports, privacy policy and customer notices, operational manuals, samples of each type of payment instrument, forms of contracts, and copies of regulatory compliance materials given to selling agents.

42 For example, California requires sellers of payment instruments to make and keep records of, and file quarterly reports with the banking commission that include such items as, financial statements; the amount of payment instruments sold and redeemed; a schedule of permissible investments held; a description of any changes in business policies, accounting policies, or corporate charter; certain extensions of credit by or to the licensee or an affiliated person; changes in the licensee's board or executive officers; disciplinary information (including pending proceedings); and a description of any new payment instrument seller licenses obtained from any other state. California also requires sellers of payment instruments like IPS to file annual reports that include all of the information required in a quarterly report as well as audited financial statements; a list of affiliates and a description of any affiliate's significant involvement in the payment instrument business; and information about the licensee's equity owners, agents, and officers. Special reports also are required for events such as the opening or closing of an office, a reduction in the amount of the surety bond, an attempt to effect a change in control, or the institution of certain legal proceedings. West's Annotated California Financial Code, Section 33900 (records) and California Administrative Code Sections 80-8000 – 8210 (reports). Depending on the event, special reports must be filed within five to thirty days after the event. *See* California Administrative Code Sections 80-8300 - 80-8309. *See also, e.g.*, Maine Revised Statutes Annotated, Title 32, Sections 6110 and 6111 (annual and special reports) and 6114 (records to be kept for three years); and Rhode Island General Laws Sections 19-14-20 (books and records) and 19-14-22 (annual and special reports).

43 For example, California, Idaho, and North Carolina may impose fines of $1000 per violation per day, while other states, such as Arizona and West Virginia, may impose fines of up to $5000 per violation per day.

In addition to state regulation, IPS, like other sellers of payment instruments, is subject to limited federal regulation. It is registered with the Department of the Treasury as a money services

We do not mean to suggest that state regulation should be considered as a general substitute for the 1940 Act's protections. Though state regulation of IPS and the segregated portfolio is extensive, in many respects it is less comprehensive than that of the 1940 Act (though, in some other respects, it is stricter than the 1940 Act).[44] However, as discussed above, state regulation in this case focuses on protecting the interests of members of the general public who use official checks from inappropriate practices relating to the segregated portfolio. Moreover, as discussed above, the activities of IPS and the segregated portfolio do not raise the types of investor protection concerns that the 1940 Act is designed to address.

Finally, we believe that state regulation also provides a degree of protection to First Data's public shareholders. Though clearly this group is not the focus of state regulation, we note that First Data's public shareholders do benefit, at least indirectly, from the states' focus on ensuring that the segregated portfolio can meet IPS' obligations on outstanding official checks.[45]

III. Conclusion

In summary, First Data believes that the requested no-action relief is reasonable and appropriate under the circumstances. In particular, we note that the following three significant limitations are designed to ensure that the requested relief is limited to the unique relationship between IPS and the segregated portfolio. Specifically, for purposes of determining its status under the 1940 Act, IPS will, for purposes of determining its status under the 1940 Act:

- Exclude the segregated portfolio's assets only if the activities of IPS and the segregated portfolio are regulated under state law substantially in the manner described above;

- Exclude the assets of the segregated portfolio only if the segregated portfolio is not an "issuer" for purposes of the 1940 Act;[46] and

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business and must renew its registration every two years. IPS also must re-register if it undergoes a change of control (defined as a transfer of more than 10% of the licensee's voting stock) or has more than a 50% increase in the number of its agents during any two-year registration period. It also must file suspicious activity reports with the Treasury, file reports of certain currency transactions of more than $10,000 and obtain identification from persons engaging in these large transactions, and make and keep a list of all of its agents and reports of certain currency transactions over $10,000. *See* 31 C.F.R. chapter 103.

44 See, for example, the annual state licensing and permissible investment requirements discussed above.

45 State regulation also protects the interests of selling banks, who also have an interest in seeing that the payment instruments they sold to their customers are paid by IPS when presented.

46 As a technical matter, IPS would exclude the assets in the segregated portfolio from both the numerator and the denominator when applying the 40% test of Section 3(a)(1)(C). We believe this approach is appropriate because, if these assets are not excluded from the denominator, it

- Not exclude any investment securities it owns or proposes to acquire outside of the segregated portfolio.[47]

For the reasons set forth above, we request that the Staff advise us that it would not recommend that the Commission take enforcement action under Section 7 of the 1940 Act against First Data if, in reliance on our opinion as counsel, First Data, for purposes of Section 3(a)(2)(C) of the 1940 Act, treats its wholly-owned subsidiary, IPS, as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described in this letter.

If you have any questions or need any additional information concerning this request, please call me at (202) 739-5875 or Monica L. Parry at (202) 739-5692.

Very truly yours,

Thomas P. Lemke

cc: Mark Thompson

theoretically could be possible for IPS to hold a significant amount of investment securities directly (i.e., outside the segregated portfolio) and yet not trigger the 40% test.

47 IPS may establish segregated portfolios in addition to the segregated portfolio described in this letter. First Data proposes to treat any such segregated portfolio in the same manner as the one described in this letter provided that there are no material differences in how the segregated portfolio operates and is regulated.

EXHIBIT A

THE BACK OF THIS DOCUMENT HAS AN ARTIFICIAL WATERMARK PRINTED IN A SPECIAL WHITE INK. HOLD THE DOCUMENT AT A SMALL ANGLE TO SEE THIS FEATURE.

BANK ONE®

OFFICIAL CHECK

Issued by Intergrated Payment Systems Inc. Englewood, Colorado
To CitiBank (New York) Buffalo, NY
10-86/220

NO. 301995743
DATE 04/09/04
CLERK CALL CENTER 2

PAY EXACTLY $0 dols 01 cts

Zero dollars and 01 cents

AMOUNT $ 0.01

VOID VOID VOID VOID VOID VOID

PAY TO THE ORDER OF THOMAS P LEMKE

AUTHORIZED SIGNATURE
Agent for Intergrated Payment Systems Inc.

⑆022000868⑆68⑈190296 301995743

THE VARIABLE TONE BACKGROUND AREA OF THIS DOCUMENT CHANGES COLOR GRADUALLY AND SMOOTHLY FROM DARKER TONES AT BOTH TOP AND BOTTOM TO THE LIGHTEST TONE IN THE MIDDLE.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Thomas P. Lemke
Partner
202-739-5875
tlemke@morganlewis.com

January 13, 2004

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
Mail Stop 5-6
450 5th St., N.W.
Washington, DC 20549

Re: No-Action Request under Section 7 of the Investment Company Act of 1940

Dear Mr. Scheidt:

We are writing to request that the Staff not recommend that the Securities and Exchange Commission ("Commission") take enforcement action under Section 7 of the Investment Company Act of 1940 ("1940 Act") against First Data Corporation ("First Data") if it were to fail the 40% test (as defined below) as a result of the segregated portfolio (as defined below), and in that circumstance and in reliance on our opinion as counsel, First Data, for purposes of Section 3(a)(2)(C) of the 1940 Act, treats its wholly-owned subsidiary, Integrated Payment Systems Inc. ("IPS"), as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described below.

I. Background

A. First Data and IPS

First Data, a Delaware corporation, is a leading nonbank provider of various types of electronic commerce and payment services whose overall business purpose is to make commerce more convenient, more efficient, and more secure.[1] First Data serves more than 3 million merchant locations, 1,400 card issuers, and more than 390 million consumers worldwide. Its twenty-nine thousand employees, working throughout the world, provide card-issuing and merchant transaction processing services; Internet commerce solutions; money transfers and money orders; as well as check processing and verification services. In 2002, First Data moved more than $700 billion in money transfers through its various payment services. In addition, First Data powered more than 10.2 billion point-of-sale transactions, and is one of the largest merchant processors in the world. First Data is included within the S&P 500.

First Data operates in four business segments: payment services, merchant services, card issuing services, and emerging payments. Using a holding company type format, First Data's payment services business provides services to consumers and commercial entities primarily through two wholly-owned subsidiaries: Western Union, which is engaged in the money transfer business, and IPS, a wholly-owned subsidiary which is primarily engaged in the business of issuing and selling "official checks" through a network of third party banks.[2] As discussed below, an "official check" is a type of short-term draft instrument used by bank customers who need to make a contractual payment in a form that is equivalent to cash. Although IPS is significant to First Data's long-term business strategies, it currently accounts for a relatively small portion of First Data's total revenue (approximately 3% of total revenue in 2002). Our no-action request relates to IPS and its official check business.

B. Operation of the Official Check Business

In general, an official check is a type of draft instrument that is drawn by one financial institution (such as a bank) and made payable on a second financial institution. In other words, both the drawer of the check (the signer) and the drawee of the check (the entity ordered to pay the check) must be a financial institution.[3] Because of the involvement of two financial

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1 First Data was formerly a wholly-owned subsidiary of American Express Company ("AmEx"). In 1992, AmEx and First Data completed an initial public offering that resulted in approximately 40% of the common shares of First Data being held by the public. Over the next five years, AmEx sold its remaining shares to third parties, and by 1997 AmEx had no reportable ownership interest in First Data.

2 IPS was formed as a Delaware corporation on November 6, 1989. While the focus of this request is on IPS' official check business, we note that IPS also provides money order services.

3 This type of official check is known as a "teller's check" and is entitled to next day availability of funds under Federal Reserve Board Regulation CC. IPS also may issue another type of official check on which it is the drawer, which is not entitled to next-day funds availability.

institutions, official checks have historically been deemed "good funds" and in fact are accepted as the equivalent of cash for purposes of the payment of contractual obligations. A sample official check is attached as Exhibit A.

Bank customers find official checks to be particularly attractive for transactions where they need to make a contractual payment in a form that is equivalent to cash. For example, when a customer buys a home, the lender commonly requires the customer to use an official check for the amount of the down payment. While all banks are permitted to engage in the official check business,[4] many find for various reasons that it is more attractive to use IPS' official checks rather than to engage in the official check business directly. In fact, approximately 50% of all U.S. banks use IPS' official checks rather than their own.

IPS' official check business generally works as follows. When a bank customer buys an official check from a third party bank, the customer gives the bank the face amount of the check desired. In return, the bank as agent of IPS issues an official check to the customer for the specified amount on which typically it is the drawer and the drawee is one of IPS' clearing banks.[5] The bank then forwards the proceeds received from the customer to IPS, and pending presentation of the official check to an IPS clearing bank, IPS is required by state law to maintain those proceeds and invest them exclusively in certain types of high quality marketable investments ("permissible investments"), which IPS does in a "segregated portfolio."[6] In addition, while GAAP accounting conventions provide that the assets in the segregated portfolio should be included on IPS' balance sheet, state law requires IPS to maintain assets in an amount sufficient to meet payment obligations on official checks, replenish those assets if necessary, and further to maintain those assets only in permitted investments. In other words, the effect of these laws is to require IPS to dedicate those assets only to its official check business. Although IPS technically has legal title to these assets, IPS is not free to dispose of them and, in economic reality, does not "own" these assets for purposes of the 1940 Act, as we discuss below. For managing the segregated portfolio's assets, IPS does not charge a management fee, but rather is compensated by earnings from the segregated portfolio, after expenses.[7]

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4 *See* 12 U.S.C. Section 24.

5 IPS maintains accounts with several clearing banks that agree to pay official checks when presented for payment, similar to the relationship a retail customer has with the bank that holds his or her checking account.

As a legal matter, selling bank is a co-drawer on the checks it sells, and is liable for payment should IPS fail to do so.

6 The segregated portfolio also holds the proceeds from money orders issued by IPS, but most of the assets of the segregated portfolio are the result of the official check business (given that the face amounts of official checks are typically much larger than those of money orders). The states do not distinguish, for regulatory purposes, between sellers of money orders and sellers of official checks.

7 Every month IPS pays the selling bank a sales commission (typically a Treasury bill rate plus stated basis points) based on the dollar amount of official checks sold by the bank that have not yet been presented for payment. IPS' obligation to pay this amount is contractual and the bank's

Official checks are generally short-term instruments - many are presented on the day after issuance, and the average float time is two to three business days. After the customer gives the official check to the payee, it eventually will be presented to an IPS clearing bank for satisfaction on behalf of IPS. When this happens, the clearing bank notifies IPS to remit a corresponding amount of money to the bank from the segregated portfolio and the clearing bank pays the check on behalf of IPS. The clearing bank is legally obligated to pay checks presented for payment, to the extent there are sufficient funds in an IPS account to pay the checks. As a matter of contract, IPS itself is obligated to pay all official checks issued by IPS.[8]

Finally, as discussed in II.B.2. below, IPS and the segregated portfolio are structured in a manner that is designed to protect the assets of the segregated portfolio from creditors of IPS. In addition, IPS is structured in a manner that is designed to protect its assets (and the assets of the segregated portfolio) from creditors of First Data.

C. State Regulation of IPS' Official Check Business and the Segregated Portfolio

As discussed in more detail in II.B.2. below, IPS' official check business, and the segregated portfolio, are subject to comprehensive state regulation that is designed to protect the interests of bank customers who use official checks. Based on traditional bank regulatory "safety and soundness" principles, state regulation focuses primarily on ensuring that IPS operates in a safe and sound manner and, in particular, maintains sufficient assets to satisfy all official checks when they are presented to IPS for payment. This regulation is designed to

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commission is not tied to or based on the investment return of the segregated portfolio. The bank may pay IPS a small fee per official check or money order sold, which may be offset against the commission.

[8] IPS' liability for payment of official checks arises principally from two sources. First, under many state payment instrument laws, IPS has a statutory obligation to make payment on instruments it sells. *See, e.g.*, Florida Statutes Section 560.212; 205 Illinois Compiled Statutes Annotated Section 657/85. Second, each IPS instrument is signed by IPS by use of the language "Issued by Integrated Payment Systems Inc." IPS therefore has the liability of the drawer of a check to pay the check under the Uniform Commercial Code. *See* UCC Section 3-414 (Obligation of Drawer). In the admittedly remote event that the segregated portfolio's assets would not be sufficient to pay official checks, IPS is obligated to provide additional assets to the segregated portfolio to cover any shortfall.

On occasion, IPS has had to provide additional assets to the segregated portfolio in situations where it did not receive the proceeds of official checks from third party banks as promptly as usual, such as when holiday weekends extended the remittance period. IPS maintains a "cushion" of liquid assets to support its legal obligation to provide additional assets to the segregated portfolio in the event that the portfolio's assets are not sufficient to satisfy official checks when presented. These liquid assets generally are invested in the same manner as the assets of the segregated portfolio. The amount of this "cushion" varies depending on a variety of factors, including the amount of outstanding official checks.

protect bank customers who use official checks from potential abuses most likely to arise in connection with the official check business.

II. Legal Analysis

The status of IPS under the 1940 Act is relevant in determining the status of First Data under Section 3(a)(1)(C) of the 1940 Act. As relevant here, Section 3(a)(1)(C) generally defines as an investment company any issuer[9] which is engaged in the business of investing, reinvesting, holding, owning, or trading securities and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the "40% test"). Section 3(a)(2) of the 1940 Act broadly defines "investment securities" to include virtually all securities, but Section 3(a)(2)(C) specifically excludes from this definition securities issued by a majority-owned subsidiary of the issuer under certain circumstances. According to legislative history, this exclusion embodies Congress' view that the 1940 Act was not intended to apply to bona fide holding companies.[10] However, to prevent an issuer from circumventing the 1940 Act by using a majority-owned subsidiary to carry on an investment company business, Section 3(a)(2)(C) provides that a majority-owned subsidiary is not excluded if the subsidiary itself is either an investment company (Section 3(a)(2)(C)(i)) or an entity relying on the exclusion from the definition of investment company in Section 3(c)(1) or 3(c)(7) (Section 3(a)(2)(C)(ii)) (the latter hereinafter referred to as an "excluded entity").[11]

Based on these statutory provisions, the initial issue presented is the status of IPS, a wholly-owned subsidiary of First Data,[12] for purposes of Section 3(a)(2)(C) (based on applicable precedent, we believe it is appropriate to treat IPS and the segregated portfolio as separate entities for purposes of the 1940 Act).[13] If IPS is an investment company or excluded entity,

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9 Section 2(a)(22) generally defines as an "issuer" any person who issues or proposes to issue any security or has outstanding any security it has issued.

10 *See* Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Commerce, 76th Cong., 3d Sess. 177 (1940) (where David Schenker, Chief Counsel to the Investment Trust Study, stated that "We are not even remotely interested in holding companies.").

11 Section 3(c)(1) of the 1940 Act generally excludes from the definition of an investment company any issuer whose outstanding securities are owned by not more than one hundred persons and which is not making a public offering of its securities; Section 3(c)(7) of the 1940 Act generally excludes any issuer whose outstanding securities are owned exclusively by certain qualified purchasers and which is not making a public offering.

12 As a wholly-owned subsidiary, IPS, by definition, qualifies as a "majority-owned subsidiary" of First Data for purposes of Section 2(a)(24) of the 1940 Act.

13 Separate treatment is supported by three Commission precedents in particular: (1) Prudential Insurance Co. of America v. SEC, 326 F.2d 383, at 387-88 (3rd Cir. 1964), *aff'g* In the Matter of Prudential Insurance Co. of America, 41 S.E.C. 335 (1963), cert. denied 377 U.S. 953 (1964) ("Prudential"); (2) Comdisco, Inc., SEC No-Action Letter (Oct. 25, 2000) ("*Comdisco*"); and (3) Tuition Plan Consortium, LLC, SEC No-Action Letter (Feb. 4, 2003) ("*TPC*").

then First Data's ownership interest in IPS might be "investment securities" for purposes of determining First Data's status under Section 3(a)(1)(C). For the reasons discussed in II.A. below, it is our opinion that IPS is not an investment company or an excluded entity, and therefore First Data should be allowed to treat IPS as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described below.[14]

In Prudential, the leading authority in this area, the Third Circuit affirmed the Commission's view that it was appropriate for 1940 Act purposes to analyze the status of a variable annuity separate account separately from its sponsoring insurance company. Under Prudential, it is appropriate to analyze the status of a pool of assets within an operating company separately where: (i) the operating company causes interests to be issued in a pool of assets that is legally segregated from the company's other assets; (ii) the assets in the pool are held primarily for the benefit of interest holders as the sole measure of their investment participation; and (iii) the interests in the pool do not confer significant rights in other assets of the operating company. In *Comdisco*, the Staff responded favorably to a no-action request by an operating company which relied on Prudential to conclude that its issuance of certain "tracking stock" did not result in the creation of a separate issuer for purposes of the 1940 Act. Most recently in *TPC*, the Staff responded favorably to a no-action request by a consortium of colleges and universities that had established a prepaid tuition program that cited Prudential to support their view that the status of the trust which held the prepaid tuition payments should be analyzed separately for 1940 Act purposes. Like the instant matter, Prudential, *Comdisco*, and *TPC* all deal with structures not specifically contemplated by Congress in 1940.

Under the rationale of Prudential, *Comdisco*, and *TPC*, we believe that IPS and the segregated portfolio should be treated as separate entities, and the assets of the segregated portfolio should not be attributed to IPS, for 1940 Act purposes. Notwithstanding GAAP accounting conventions, the legal and practical realities demonstrate that the segregated portfolio should be treated as a separate entity. In particular, as discussed in I.B. above and II.B.2. below, the segregated portfolio is segregated from IPS' other assets, the assets in the segregated portfolio are held primarily for the benefit of check purchasers and payees, and separate treatment is consistent with the economic reality of the relationship between IPS and the segregated portfolio, as well as with how state regulators view that relationship.

Regarding the first element of Prudential, the Staff noted specifically in *Comdisco* that a pool would be viewed as "legally segregated" from an operating company if the pool of assets is insulated by legal means (rather than merely by accounting or other conventions), including through a trust document. As discussed in II.B.2. below, although the segregated portfolio is not organized as a trust, some states expressly impose a statutory trust on its assets for the benefit of check holders, and other states implicitly do so. Moreover, other aspects of state regulation of IPS and the segregated portfolio reinforce the separation between the entities. As to the second Prudential element, the assets in the pool are held primarily for the benefit of check holders as the sole measure of their "participation" in the segregated portfolio. As to the third element, a check holder does not acquire significant rights in other assets of IPS because of its status as a check holder – it is entitled to the face amount of the check and no more.

14 We note that, if First Data's status under Section 3(a)(2)(C) of the 1940 Act were at issue, a number of exclusions and exemptions might be available, depending on the particular circumstances. In light of our views in this request, we are not seeking the Staff's views on the availability of any exemption or exclusion to First Data.

While the plain language of Section 3(a)(2)(C) arguably requires that First Data consider only the status of its majority-owned subsidiary, IPS, for 1940 Act purposes, we believe that public policy considerations warrant a review of the status of the segregated portfolio under Section 3(a)(2)(C). This approach is consistent with the views of the Commission, the courts, and the Staff which, on a number of occasions, have concluded that a segregated pool of assets within a company should be treated as a separate "issuer" for 1940 Act purposes if those who own interests in the pool look primarily to the investment performance of the pool to obtain financial gains (or losses).[15] Thus, even though the segregated portfolio does not have the legal status of a "subsidiary" of First Data, we believe that the unique relationship between it and IPS might make it inappropriate for First Data to treat IPS as a majority-owned subsidiary if the segregated portfolio itself is an investment company or an excluded entity. However, as discussed in II.B.1. below, it is our opinion that the segregated portfolio is not an investment company or an excluded entity because it is not an "issuer" for 1940 Act purposes. Furthermore, as discussed in II.B.2. below, we believe that no public policy purpose would be furthered by applying the 1940 Act to the segregated portfolio because it and IPS are subject to comprehensive state regulation that is designed to protect bank customers from the potential abuses most likely to arise in connection with the official check business.

A. IPS is not an Investment Company or an Excluded Entity

It is our opinion that IPS is not an "investment company" as defined in either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act or an excluded entity.[16] As discussed below, but for the GAAP accounting conventions that require IPS to include the assets held in the segregated portfolio on its balance sheet, IPS' status does not raise any issues under these definitions.

Section 3(a)(1)(A) defines as an investment company any issuer which is or holds itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.[17] IPS is not, and does not hold itself out to be, engaged primarily in the business of investing, reinvesting or trading in securities, as provided in Section 3(a)(1)(A). IPS' primary business is the issuance of official checks through a network of third party banks, and all of IPS' public statements are consistent with the nature of its business. IPS itself does not invest, reinvest, or trade in securities, but rather operates a payment instruments

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15 *See, e.g.*, Prudential, *supra* n.13. This approach also is consistent with the intent of Sections 3(a)(2)(C)(i) and (ii), which clearly reflect Congress' view that an issuer cannot seek to avoid the 1940 Act by engaging in an investment company business through a majority-owned subsidiary.

16 IPS also is not an investment company for purposes of Section 3(a)(1)(B), which generally defines investment company as an issuer that is engaged or proposes to engage in the business of issuing face-amount certificates, as defined in Section 2(a)(15). IPS does not issue face-amount certificates.

17 In this case, IPS appears to be an "issuer," because it has securities outstanding, all of which are held by First Data. However, as discussed in the text, even assuming IPS is an issuer for 1940 Act purposes, it lacks the other elements of an investment company.

business. In this regard, IPS is in the same position as the consortium of colleges and universities that sponsored the prepaid tuition trust in *Tuition Plan Consortium, LLP ("TPC"),*[18] which the Staff concluded was engaged primarily in the business of operating a prepaid tuition plan and not in the business of investing, reinvesting or trading in securities.

Similarly, IPS is not an investment company for purposes of Section 3(a)(1)(C), which generally includes any issuer which is engaged in the business of investing, reinvesting, owning, holding, or trading securities and owns or proposes to acquire investment securities having a value exceeding 40% of its total assets. As discussed above, IPS is primarily engaged in the business of issuing official checks, and not in the business of investing, reinvesting, or trading in securities. Furthermore, although GAAP accounting conventions require IPS to show the segregated portfolio's assets on its balance sheet, IPS is not engaged in the business of "owning" or "holding" those assets for 1940 Act purposes because, among other things, the assets represent payments from others for official checks that the segregated portfolio holds in permissible investments pending payment, rather than assets IPS "owns" and is free to use or dispose of as it wishes.[19] For the same reasons, IPS does not otherwise own or propose to acquire investment securities having a value exceeding 40% of its total assets.

Finally, because IPS is not an investment company as defined in Sections 3(a)(1)(A) or 3(a)(1)(C), it would not need to rely on the exclusions from those provisions in Sections 3(c)(1) or 3(c)(7). Thus, IPS is not an excluded entity for purposes of Section 3(a)(2)(C)(ii).

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[18] SEC No-Action Letter (Feb. 4, 2003).

[19] *See* Frankel, The Regulation of Money Managers at 5-63 (Aspen Law & Business 2002) ("'Ownership' in section 3(a)(1)(C) should be tested according to whether the assets *of the company* are committed to investment at risk, in the hope of profits, since the purpose of section 3(a)(1)(C) is to include in the definition companies that lay out a substantial part of *their assets* for investment in securities. Therefore, a company holding securities in trust or merely controlling securities is not an 'owner' . . . .") (citations omitted). *Accord* Rosenblum, Investment Company Determinations Under the 1940 Act: Exemptions and Exceptions at 5-7 - 5-8 (Aspen Law & Business 1998) (whether an entity owns or holds assets "presumably should depend at least in part on whether a company has some economic interest in the value of a security akin to beneficial ownership") (citation omitted).

We believe that IPS' interest in the segregated portfolio is in many respects analogous to that of an investment adviser who buys and sells securities on behalf of an investment company. As one commentator has noted, this type of interest has not been deemed to be an investment company presumably because it does not involve a direct interest in the value of the securities, notwithstanding that the investment adviser (like IPS) has an indirect interest in the securities because of the fees it receives that are generated from securities revenues. Id. at 5-8.

We note that, while the 40% test is performed using the company's balance sheet, see Investment Company Act Release No. 10937 at n.5 (Nov. 13, 1979), the balance sheet test has created problems for some issuers who, while showing investment securities on their balance sheet, are not in the business of owning or holding such assets. *See* Investment Company Act Release No. 19566 (July 9, 1993) (proposing Rule 3a-8 for certain research and development companies).

B. The Segregated Portfolio is not an Investment Company or an Excluded Entity

Like IPS, the segregated portfolio is not an investment company or an excluded entity. Although the segregated portfolio, like a traditional investment company, consists of a pool of securities, we note that the segregated pool otherwise lacks the key elements (and concerns) of an investment company that the 1940 Act is designed to address. In particular, as discussed in II.B.1. below, the segregated portfolio is not an "issuer" of securities for purposes of the 1940 Act because the official checks which the portfolio "backs" are not securities. Thus, the segregated portfolio has no "investors" in the 1940 Act sense. Moreover, as discussed in II.B.2. below, to the extent that the segregated portfolio's pool of liquid assets raises concerns, we believe that comprehensive state regulation of IPS and the segregated portfolio protects the public interest.[20]

1. The segregated portfolio is not an "issuer"

The Staff has on numerous occasions considered the status of pools of liquid assets representing payments for prepaid goods or services as investment companies, most notably in the area of prepaid tuition plans and prepaid funeral contracts.[21] Where such plans or contracts do not allow participants to participate in the investment experience of the pool, the Staff has granted no-action relief based on the argument that no "issuer" exists for purposes of

20 We also recognize that the segregated portfolio could address any question about its status under Section 3(a)(1)(C) by investing all of its assets in cash or Government securities, which are excluded from the definition of "investment securities" by Section 3(a)(2)(A). However, this approach is not practical from an economic standpoint because, depending on current market conditions, these types of investments may be relatively unattractive. Currently, for example, tax-exempt investments are relatively attractive among the types of permissible investments, and a significant portion of the assets in the segregated portfolio are invested in them. The Commission recently recognized that when companies invest certain proceeds only in cash and Government securities to avoid triggering the definition of investment company, the effect is to restrict the company's ability to fund future operations because of the lower yields, see Release No. IC-25835 (Nov. 26, 2002) (proposing new Rule 3a-8 to allow research and development companies greater flexibility to raise and invest capital pending its use in research, development and other operations).

21 *See, e.g.*, Fleet National Bank, SEC No-Action Letter (Sept. 5, 1990); Funeral Services of Iowa, Inc., SEC No-Action Letter (Oct. 14, 1987); Michigan Funeral Directors Association, SEC No-Action Letter (Sept. 28, 1987) (funeral services guaranteed regardless of price at the time of need, contracts proceeds pooled in a trust in which buyers have no expectation of profit; contracts not viewed as a security); Quincy College, SEC No-Action Letter (December 15, 1986) and HEMAR Education Corporation of America, SEC No-Action Letter (June 11, 1990) (prepaid tuition plans involving single institution and multiple institutions, respectively, not issuers of securities because participating students were not affected by the success or failure of the pooled tuition plan funds).

the 1940 Act because no security has been issued.[22] Such is the case with the segregated portfolio, which does not offer any instrument that allows bank customers or payees to participate, directly or indirectly, in the investment experience of the segregated portfolio.[23]

The operation of the segregated portfolio demonstrates that it is not an issuer for 1940 Act purposes. Unlike the situation in Prudential Insurance Co. of America v. SEC,[24] the leading decision on the definition of an issuer under the 1940 Act, the segregated portfolio does not pool monies contributed by purchasers of securities who look to the performance of the segregated portfolio for their gains (or losses). Instead, the segregated portfolio merely serves, in effect, as a temporary holding mechanism for funds that reflect a prepayment for services, *i.e.*, payment of official checks.[25] This function, we note, is similar to that played by the prepaid tuition trust in *TPC*. Like the trust in *TPC*, the segregated portfolio is a necessary component of the statutory safeguards for an official check purchaser's funds during the short time from purchase of an official check until presentation for payment (although the time from the purchase of tuition plan certificates to redemption in *TPC* could have been ten years or longer, versus the typical float time of a few days for an official check).

Because the segregated portfolio does not issue securities, it has no "investors." As the Commission has recognized, the "essence" of the 1940 Act is to protect "investors" who contribute their monies to "a pool of equity capital managed and invested in securities at his risk."[26] While in this case two groups have a type of economic interest relating to the segregated

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22 *Id.* In SEC v. Howey Co., 328 U.S. 293, at 298-299 (1946) ("Howey"), the Supreme Court stated that an "investment contract" is a transaction whereby a person invests money in a common enterprise with the expectation of profit solely through the efforts of a third party.

23 The only instruments that the segregated portfolio arguably "issues" are official checks, and they do not meet the Howey definition of a security in the form of an investment contract. Specifically, while the bank customer does pay consideration for the check, it is not an "investment," as he or she receives in return only the promise by IPS (and not the segregated portfolio) that the check will be paid upon presentation. The bank customer's fortunes are not tied to those of other bank customers in any manner, so there is no "common enterprise" established for creating or sharing of "profit" from the activities of the segregated portfolio. Indeed, the bank customers have no interest at all in the investment return of the segregated portfolio, as their rights flow from IPS' promise to pay official checks when presented. As discussed above in note 8, the selling banks receive a commission on the outstanding amount of official checks they have sold. However, the banks are not investors in the segregated portfolio, and the fact that their fees are measured by the amount of checks they sold does not give them the attributes of an "investor."

24 *Supra* n.13.

25 *See* United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 852-53 (1975) (where the primary motivating factor for giving money to a third party is to use the item purchased, the securities laws do not apply).

26 In the Matter of Prudential Insurance Co. of America, 41 S.E.C. 335, 340 (1963). *See also* H.R. Rep. No. 2639, 76th Cong., 3d Sess. at 6 (1940) (the 1940 Act is designed to deal with "large liquid pools of the public's savings entrusted to management to be invested"); SEC v. Variable

portfolio – (1) the bank customers who buy, and the payees who hold, official checks and (2) First Data and its shareholders[27] – neither has an interest that even remotely resembles that of an "investor" in an investment company, as follows:

- **Bank Customers and Payees** – Bank customers and payees have an interest in seeing that official checks are paid when presented. However, bank customers do not have any right to share in any profits of the segregated portfolio or have any other type of ownership interest in the segregated portfolio. Moreover, they make no "investment" of money in the segregated portfolio, nor is there a common enterprise between them and other customers. Furthermore, they do not look to IPS for the potential to earn profits from the investment success of the segregated portfolio (nor are they looking for the benefits of diversification sought by investors in an investment company).[28] Similarly, payees make no investment at all, and have no expectation of profit.

- **First Data and its Shareholders** – First Data and its public shareholders have an interest in the segregated portfolio having sufficient assets to "back" IPS' obligation to pay the official checks. However, neither makes an "investment" in the segregated portfolio, and they have no legal claim or interest in the segregated portfolio, which is dedicated to paying official checks. In addition, neither can get access to the assets in the segregated portfolio for general business purposes.

Accordingly, because the segregated portfolio is not an "issuer," it does not have any "investors" who need the protections of the 1940 Act.

Further support for our view that the segregated portfolio is not an "issuer" intended to be regulated under the 1940 Act can be found in Justice Brennan's concurring opinion in SEC v. Variable Annuity Life Insurance Company ("VALIC"), where the Supreme Court concluded that variable annuity contracts should be regulated under the federal securities laws.[29] In support of the Court's view, Justice Brennan noted that state regulation of insurance companies did not deal with matters critical to the interests of variable annuity investors, such as investment policies and

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Annuity Life Insurance Company, 359 U.S. 65, 80 (1959) (noting that the 1933 and 1940 Acts were intended to "protect people entrusting their money to others to be invested on an equity basis"). In this regard, Section 1(b) of the 1940 Act specifies that the interests of "investors" are adversely affected by various practices set forth in that provision.

27 First Data has an economic interest in the segregated portfolio by virtue of its ownership of IPS, and First Data's public shareholders arguably have an indirect interest in the segregated portfolio through their share ownership (*i.e.*, the segregated pool's success in meeting payment obligations is relevant to First Data's financial condition).

28 *See, e.g.*, Investment Company Institute, "A Guide to Mutual Funds" at 1 ("A mutual fund is an investment company that pools money from investors and invests in a diversified portfolio of securities.").

29 359 U.S. 65 (1959).

investment strategies, but rather focused on traditional insurance law concerns, such as reserves, solvency, and the terms of the contract. Such is not the case in the instant matter, however, as state regulation of IPS' official check business focuses directly on ensuring that the segregated portfolio at all times maintains sufficient assets to satisfy all official checks when presented to IPS and that those assets are held only in the types of high-quality, liquid securities permitted by state law, the areas of most concern to bank customers who use official checks. Unlike in VALIC, in this case there is no regulatory "gap" to be filled by the application of the 1940 Act.[30]

2. *Comprehensive state regulation of IPS and the segregated portfolio protects the public interest*

As further support for our request, we note that both IPS and the entire segregated portfolio are subject to comprehensive state regulation that is designed to protect the interests of bank customers who use official checks (and, at least indirectly, the interests of First Data's public shareholders). Though as discussed above neither group can be viewed as "investors" in the segregated portfolio, we nevertheless recognize that it is in the public interest to consider whether the interests of bank customers in a pool of liquid assets like the segregated portfolio are protected from potential abuses. As discussed below, we believe that state regulation appropriately protects the interests of bank customers who use official checks (and First Data shareholders) from the potential abuses most likely to arise in connection with the official check business and that no public policy purpose would be furthered by applying the 1940 Act to the segregated portfolio.

IPS' official check business is comprehensively regulated by forty-seven states and other jurisdictions, typically by state banking regulators. The states impose regulatory requirements on both IPS and the segregated portfolio. This regulation is designed to protect the interests of bank customers who use official checks and focuses on ensuring that IPS maintains sufficient assets in the segregated portfolio that "backs" its obligation to pay official checks. Because IPS does business nationwide, it must comply with all of these requirements and IPS conforms all of its official check activities to the requirements of the most restrictive state laws.

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[30] The Supreme Court's decision in SEC v. United Benefit Life Insurance Co., 387 U.S. 202 (1987), supports the same conclusion as VALIC. In reviewing the status of an annuity contract under the federal securities laws, the Court determined that it was appropriate to consider the "character" of the annuity in commerce, including the terms of the offer, how it was distributed, and the advertised economic benefits. In concluding that federal regulation was appropriate, the Court noted that annuity was sold on the basis of growth, rather than on the basis of stability of principal and guaranteed payments as insurance contracts typically were marketed. Applying this "character" test to IPS, it is clear that federal regulation is not necessary. IPS' official checks are not marketed as an investment, and the inducement to purchase them is not growth or earnings but rather guaranteed payment of the face amount. As discussed above in note 25, the fact that IPS has chosen to pay its selling agents a fee based on the amount of checks sold but not yet presented for payment does not make an official check a security as to the bank that sells it, because the bank is not an investor.

State laws typically impose the following requirements on IPS and the segregated portfolio:

- ***Licensing.*** Substantially all jurisdictions that license sellers of payment instruments require IPS as a licensee to reapply for or renew its license annually.[31] License applications and, to varying degrees, renewal applications may request, among other things, a description of the proposed business; sample forms of agreements and payment instruments; the names of clearing banks on which the payment instruments will be drawn; lists of business locations and representatives' names; a description of the applicant's corporate structure and a certificate of good standing; the business background of the applicant's officers and principal shareholders; disciplinary and litigation history for the applicant, its officers, directors, and principal shareholders; audited financial statements; and copies of Commissions filings.[32]

  In reviewing IPS' applications, state regulators evaluate IPS principally on its financial stability and management, using a "safety and soundness" standard that focuses on the financial responsibility, financial condition, business experience, character and general fitness of IPS. In one state, for example, the regulator is required to consider whether IPS' stability and management are such as to "command the confidence of the public and warrant belief that the business will be conducted honestly and efficiently."[33] Because state regulators may investigate the qualifications, character, and fitness of IPS' officers and directors, IPS conducts criminal background checks on all of its employees.

- ***Bonding.*** IPS is required to maintain surety bonds to protect official check purchasers and official check holders, the specific amount of which varies depending on assets and the number of locations. IPS currently maintains surety bonds in an aggregate amount of over $33 million to meet these state requirements.

- ***Capital.*** Some states also require an applicant to demonstrate a minimum amount of net worth, in addition to or in lieu of the surety bond.[34]

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31 In some states, IPS also is required to obtain regulatory approval of agent locations.

32 *See, e.g.*, Arizona Revised Statutes Annotated Section 6-1204; West's Annotated California Financial Code, Section 1856 and California Administrative Code Sections 80-4000 through -4127; Idaho Code Section 26-2907; Oregon Revised Statutes Section 717.220; and District of Columbia Code Annotated Section 26-1006.

33 Wisconsin Statutes Section 217.06(2). *See also, e.g.*, Arkansas Statutes Annotated Section 23-41-112; Georgia Code Annotated Section 7-1-683; West's Louisiana Revised Statutes Annotated Section 6:1035; Minnesota Statutes Section 53B.10; New Mexico Statutes Annotated Section 58-2-1; Tennessee Code Annotated Section 45-7-205; and Vermont Statutes Annotated, Title 8, Section 2508.

34 For example, Arizona requires an applicant to maintain a net worth of $100,000 to $500,000 and to obtain a surety bond in an amount ranging from $25,000 to $500,000, Arizona Revised Statutes

- ***Permissible Investments***. Consistent with a focus on safety and soundness, state law focuses on ensuring that official checks are paid when presented. To ensure that IPS has a 100% reserve against these obligations, states require IPS to maintain an amount equal to at least 100% of the face amount of official checks outstanding and unpaid and invest this amount exclusively in certain permissible investments (discussed below), which IPS does using the segregated portfolio.[35] Specifically, IPS is limited to the following types of investments: cash, U.S. government securities, bank certificates of deposit and other time deposits, bankers' acceptance notes, repurchase agreements, municipal securities (bonds, notes, and commercial paper), highly rated corporate debt (bonds, notes, and commercial paper), collateralized mortgage obligations and mortgage-backed securities, and preferred stock. Some states also impose issuer, sector, and type of investment diversification requirements on these assets.[36]

  Similarly, while GAAP accounting conventions provide that the assets in the segregated portfolio should be included on IPS' balance sheet, IPS is prohibited from using these assets except in its official check business. State laws generally treat the assets in the segregated portfolio as money held for others pending presentment of

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Annotated Section 6-1205; Iowa requires a net worth of at least $25,000 and a surety bond of between $50,000 and $200,000, Iowa Code Annotated Section 533B.1; and Vermont requires an applicant to maintain a net worth of at least $100,000, in addition to maintaining a surety bond of at least $100,000, Vermont Statutes Annotated, Title 8, Section 2510.

35 Nevada specifically requires official check sellers to maintain permissible investments having a value, computed in accordance with GAAP, equal to or more than the face amount of all checks sold, and to maintain those assets in a segregated account, see Nevada Revised Statutes Section 671.150. Because IPS conforms its official check business to the most restrictive state requirements, IPS uses a segregated portfolio to hold these assets. In addition, some of IPS' client banks also have required IPS to agree that it will use a segregated portfolio as additional protection for check proceeds.

Tennessee requires sellers of payment instruments like IPS at all times to possess permissible investments having an aggregate market value (computed in accordance with generally accepted accounting principles) of not less than the face amount of all outstanding payment instruments issued or sold by the licensee in the U.S. Tennessee Code Annotated Section 45-7-206. *See also* Vermont Statutes Annotated, Title 8, Section 2540, which requires sellers of payment instruments to maintain at all times permissible investments having a market value (computed in accordance with generally accepted accounting principles) of not less that the aggregate amount of all its outstanding payment instruments and stored-value cards.

36 The specific provisions of state permissible investment laws vary from state to state, but because IPS does business in all states, it must limit these investments to only those permitted by the most restrictive jurisdictions (which are Illinois and North Carolina and, for diversification rules, California). *See* Illinois Compiled Statutes Annotated Section 657/501; North Carolina Administrative Code T04:03F.0202; and West's Annotated California Financial Code, Section 33568. Currently, substantially all of the long-term assets in the segregated portfolio are rated "A" or above by a major credit rating agency.

official checks and view IPS as acting in a fiduciary capacity in safeguarding the monies belonging to third parties and entrusted to it.[37]

- ***Protection from Creditors.*** IPS and the segregated portfolio are structured in a manner that is designed to protect the assets of the segregated portfolio from IPS' creditors. Although the segregated portfolio is not organized as a trust, some states impose a statutory trust on its assets for the benefit of official check holders.[38] Many other states have permissible investment laws that implicitly treat these assets as being held in trust for the benefit of official check holders, and though this view has not been tested, First Data believes that, in the unlikely event of IPS' insolvency, state regulators would successfully oppose any effort by IPS' creditors to obtain the assets of the segregated portfolio to satisfy IPS' obligations to them and seek to protect them for the benefit of official check holders.

  Other aspects of state regulation also provide protection from IPS' creditors. As discussed elsewhere, state regulation focuses on safety and soundness concerns and is designed to ensure that IPS does not become unable to pay its bills. If IPS appears to be operating in an unsafe and unsound manner (that is, unprofitably, inadequately capitalized, or overly leveraged), state regulators are empowered to take corrective action, including removing officers and taking possession of the assets in the segregated portfolio (such as through the use of a receiver).[39]

  To provide additional protection, First Data has organized IPS as a "bankruptcy remote" subsidiary. This structure is designed to protect IPS (and, thus, the segregated portfolio) from claims by First Data's creditors. As a "bankruptcy remote" subsidiary, IPS' operations have been carefully structured to minimize the risk that the assets of IPS (or of the segregated portfolio) would be consolidated with those of First Data or any of its affiliates in the event of bankruptcy of any of these entities.[40]

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37 A person acts in a fiduciary capacity when "the business he transacts, or the money or property which he handles, is not his own or for his own benefit, but for the benefit of another person, as to whom he stands in a relation implying and necessitating great confidence and trust on the one part and a high degree of good faith on the other." SEC v. Mayhew, 916 F. Supp. 123 (D. Conn. 1995), *aff'd* 121 F.3d 44 (2d Cir. 1999), *citing* U.S. v. Chestman, 947 F.2d 551, 568-69 (2d Cir. 1991), cert. denied, 503 U.S. 1004 (1992).

38 These states include Connecticut, Illinois, Texas, and Washington.

39 Consistent with safety and soundness concerns, IPS does not issue debt and it has only normal trade creditors (e.g., salaried employees, lessors of office equipment, and other suppliers).

40 Among other things, IPS maintains separate books, records, and accounts from First Data, has its books, records, and accounts independently audited each year, and maintains a separate corporate existence and identity from First Data and its affiliates to make apparent to third parties that IPS is an entity with assets and liabilities distinct from those of First Data and its affiliates.

- ***Periodic Examinations.*** To ensure IPS' ongoing financial stability and compliance with applicable law, state regulators conduct periodic on-site and off-site examinations. Currently, ten states regularly conduct on-site inspections of IPS for compliance with their financial stability, permissible investment, and other applicable laws and regulations.[41] IPS also files periodic reports with regulators and maintains certain records and makes them available for examination.[42]

- ***Sanctions.*** State regulators have specific authority to sanction IPS and its employees for violations of laws or regulations, including operating in an unsafe or unsound manner. Sanctions include suspension or revocation of its license, and most states also have the authority to levy criminal and/or civil penalties.[43]

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41 When a state regulator determines to inspect IPS, it typically sends IPS a notification of examination and an examination request list (similar to the list the SEC examinations staff sends to investment company registrants). A recent state examination request list asked for, among other things, an organization chart and list of officers and directors, corporate minutes, audited financial statements and the management letter from the outside auditor, internal audit reports, a contingency plan summary and latest test results, copies of surety bonds, permissible investment reports, a list of pending litigation, loan agreements, unclaimed property reports, privacy policy and customer notices, operational manuals, samples of each type of payment instrument, forms of contracts, and copies of regulatory compliance materials given to selling agents.

42 For example, California requires sellers of payment instruments to make and keep records of, and file quarterly reports with the banking commission that include such items as, financial statements; the amount of payment instruments sold and redeemed; a schedule of permissible investments held; a description of any changes in business policies, accounting policies, or corporate charter; certain extensions of credit by or to the licensee or an affiliated person; changes in the licensee's board or executive officers; disciplinary information (including pending proceedings); and a description of any new payment instrument seller licenses obtained from any other state. California also requires sellers of payment instruments like IPS to file annual reports that include all of the information required in a quarterly report as well as audited financial statements; a list of affiliates and a description of any affiliate's significant involvement in the payment instrument business; and information about the licensee's equity owners, agents, and officers. Special reports also are required for events such as the opening or closing of an office, a reduction in the amount of the surety bond, an attempt to effect a change in control, or the institution of certain legal proceedings. West's Annotated California Financial Code, Section 33900 (records) and California Administrative Code Sections 80-8000 – 8210 (reports). Depending on the event, special reports must be filed within five to thirty days after the event. *See* California Administrative Code Sections 80-8300 - 80-8309. *See also, e.g.*, Maine Revised Statutes Annotated, Title 32, Sections 6110 and 6111 (annual and special reports) and 6114 (records to be kept for three years); and Rhode Island General Laws Sections 19-14-20 (books and records) and 19-14-22 (annual and special reports).

43 For example, California, Idaho, and North Carolina may impose fines of $1000 per violation per day, while other states, such as Arizona and West Virginia, may impose fines of up to $5000 per violation per day.

In addition to state regulation, IPS, like other sellers of payment instruments, is subject to limited federal regulation. It is registered with the Department of the Treasury as a money services

We do not mean to suggest that state regulation should be considered as a general substitute for the 1940 Act's protections. Though state regulation of IPS and the segregated portfolio is extensive, in many respects it is less comprehensive than that of the 1940 Act (though, in some other respects, it is stricter than the 1940 Act).[44] However, as discussed above, state regulation in this case focuses on protecting the interests of members of the general public who use official checks from inappropriate practices relating to the segregated portfolio. Moreover, as discussed above, the activities of IPS and the segregated portfolio do not raise the types of investor protection concerns that the 1940 Act is designed to address.

Finally, we believe that state regulation also provides a degree of protection to First Data's public shareholders. Though clearly this group is not the focus of state regulation, we note that First Data's public shareholders do benefit, at least indirectly, from the states' focus on ensuring that the segregated portfolio can meet IPS' obligations on outstanding official checks.[45]

III. Conclusion

In summary, First Data believes that the requested no-action relief is reasonable and appropriate under the circumstances. In particular, we note that the following three significant limitations are designed to ensure that the requested relief is limited to the unique relationship between IPS and the segregated portfolio. Specifically, for purposes of determining its status under the 1940 Act, IPS will, for purposes of determining its status under the 1940 Act:

- Exclude the segregated portfolio's assets only if the activities of IPS and the segregated portfolio are regulated under state law substantially in the manner described above;

- Exclude the assets of the segregated portfolio only if the segregated portfolio is not an "issuer" for purposes of the 1940 Act;[46] and

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business and must renew its registration every two years. IPS also must re-register if it undergoes a change of control (defined as a transfer of more than 10% of the licensee's voting stock) or has more than a 50% increase in the number of its agents during any two-year registration period. It also must file suspicious activity reports with the Treasury, file reports of certain currency transactions of more than $10,000 and obtain identification from persons engaging in these large transactions, and make and keep a list of all of its agents and reports of certain currency transactions over $10,000. *See* 31 C.F.R. chapter 103.

44 See, for example, the annual state licensing and permissible investment requirements discussed above.

45 State regulation also protects the interests of selling banks, who also have an interest in seeing that the payment instruments they sold to their customers are paid by IPS when presented.

46 As a technical matter, IPS would exclude the assets in the segregated portfolio from both the numerator and the denominator when applying the 40% test of Section 3(a)(1)(C). We believe this approach is appropriate because, if these assets are not excluded from the denominator, it

- Not exclude any investment securities it owns or proposes to acquire outside of the segregated portfolio.[47]

For the reasons set forth above, we request that the Staff advise us that it would not recommend that the Commission take enforcement action under Section 7 of the 1940 Act against First Data if, in reliance on our opinion as counsel, First Data, for purposes of Section 3(a)(2)(C) of the 1940 Act, treats its wholly-owned subsidiary, IPS, as a majority-owned subsidiary that is not an investment company under Section 3(a)(2)(C)(i) or an excluded entity under Section 3(a)(2)(C)(ii), under the circumstances and subject to the conditions described in this letter.

If you have any questions or need any additional information concerning this request, please call me at (202) 739-5875 or Monica L. Parry at (202) 739-5692.

Very truly yours,

Thomas P. Lemke

cc: Mark Thompson

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theoretically could be possible for IPS to hold a significant amount of investment securities directly (i.e., outside the segregated portfolio) and yet not trigger the 40% test.

47 IPS may establish segregated portfolios in addition to the segregated portfolio described in this letter. First Data proposes to treat any such segregated portfolio in the same manner as the one described in this letter provided that there are no material differences in how the segregated portfolio operates and is regulated.

EXHIBIT A

THE BACK OF THIS DOCUMENT HAS AN ARTIFICIAL WATERMARK PRINTED IN A SPECIAL WHITE INK. HOLD THE DOCUMENT AT A SMALL ANGLE TO SEE THIS FEATURE

BANK ONE®

OFFICIAL CHECK

Issued by Intergrated Payment Systems Inc., Englewood, Colorado
To CitiBank (New York), Buffalo, NY
10-86/220

NO 301995743
DATE 01/09/04
CLERK CALL CENTER 2

PAY EXACTLY $0 dols 01 cts

Zero dollars and 01 cents

AMOUNT
$ 0.01

VOID VOID VOID VOID

PAY TO THE ORDER OF THOMAS P LEMKE

AUTHORIZED SIGNATURE
Agent for Intergrated Payment Systems Inc.

MP

⑆022000868⑆68⑈190296 301995743

THE VARIABLE TONE BACKGROUND AREA OF THIS DOCUMENT CHANGES COLOR GRADUALLY AND SMOOTHLY FROM DARKER TONES AT BOTH TOP AND BOTTOM TO THE LIGHTEST TONE IN THE MIDDLE.